LOEB KING TRUST

RULE 18f-3 MULTIPLE CLASS PLAN

Loeb King Trust (the “Trust”), on behalf of each of its series (each a “Fund”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) in offering multiple classes of shares of each Fund.  A majority of the Board of Trustees of the Trust (the “Board”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.   Class Designation.  Each Fund may offer two classes of shares to be known as Institutional Class and Investor Class shares (each, a “Class,” and collectively, the “Classes”).

2.   Class Characteristics.  Each Class of a Fund will represent interests in the same portfolio of investments and will be identical in all respects to each other Class of the Fund, except as set forth below:

Investor Class:
Investor Class shares will be subject to a distribution and shareholder servicing plan (the “12b-1 Plan”) adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual Rule 12b-1 distribution fee of 0.25% of the average daily net assets of the Fund attributable to Investor Class shares, computed on an annual basis.  The 12b-1 Plan fees for the Investor Class shares will be used to pay: (i) the Fund’s distributor a Rule 12b-1 distribution fee of 0.25% for promoting and distributing Investor Class shares; and (ii) others, including financial intermediaries, who render assistance in distributing or promoting Investor Class shares or for certain personal services for shareholders and/or the maintenance of shareholder accounts.

Institutional Class:	Institutional Class shares will be offered for sale at net asset value and are not subject to any sales charges or Rule 12b-1 distribution and shareholder servicing fees.

3.   Expense Allocations.  The following expenses for each Fund will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the 12b-1 Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class.  Income, realized and unrealized capital gains and losses, and expenses of a Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class of the Fund in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.   Conversions.  There are no conversion features associated with Investor Class or Institutional Class shares.

5.   General.  Shares of each Class of a Fund will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class of a Fund will have in all other respects the same rights and obligations as each other Class of the Fund.  On an ongoing basis, the Board will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board will take such action as is reasonably necessary to eliminate any conflicts that develop.  The Fund’s investment adviser and distributor will be responsible for alerting the Board to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board, including a majority of the Trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted on: August 13, 2013